Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

November 22, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Isabel Rivera

Re:	Springview Holdings Ltd
Registration Statement on Form F-1
Filed October 30, 2024
File No. 333-282887

Ladies and Gentlemen,

This letter is in response to your letter on November 14, 2024, in which you provided comments to the Registration Statement on Form F-1 (the “Form F-1”) of Springview Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on October 30, 2024. On the date hereof, the Company is filing its Amendment No. 1 to the Registration Statement on Form F-1 (the “Form F-1/A”). We set forth below in bold the comments in your letter relating to the Form F-1 followed by our responses to the comments.

Registration Statement on Form F-1 filed October 30, 2024

General

1.	We note the amount of time SWL (BVI) Limited and Sky Sapphire Group Limited have held their shares as well as the size of the offering relative to the number of common shares outstanding and held by non-affiliates. Please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as an indirect primary offering. For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09.

RESPONSE: We respectfully advise the Staff that the Company does not deem SWL (BVI) LIMITED and ARGENT ASIA CONSULTANCY PTE. LTD. (collectively “the Resale Shareholders”) as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, for reasons as set out below.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…” The Division of Corporation Finance (the “Division”) provided further guidance in Compliance and Disclosure Interpretation 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the Resale Shareholders are actually underwriters selling on behalf of an issuer” is a highly fact-specific question that should take into account the following considerations: (i) the circumstances under which they received them; (ii) how long the Resale Shareholders have held the shares; (iii) their relationship to the issuer; (iv) the amount of shares involved; (v) whether the sellers are in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Factor 1: Circumstances under which the Resale Shareholders Acquired the Shares

The 1,800,000 shares to be registered here by the Resale Shareholders were acquired from UNISTAR INVESTMENT AND ARGENT ASIA CONSULTANCY PTE. LTD. (the “Original Holders”) respectively on March 8, 2024.

The 900,000 shares to be registered by SWL (BVI) Limited was obtained from UNISTAR INVESTMENT for no consideration as SWL (BVI) Limited and UNISTAR INVESTMENT are beneficiary owned and controlled by the same person, Cheng Hoe Tan. These 900,000 shares were in turned obtained by from Avanta (BVI) on January 23, 2024 in return for consideration of $198,000.

The 900,000 shares to be registered by SKY SAPPHIRE GROUP LIMITED was obtained from ARGENT ASIA CONSULTANCY PTE. LTD for no consideration as ARGENT ASIA CONSULTANCY PTE. LTD. and SKY SAPPHIRE GROUP LIMITED are beneficiary owned and controlled by the same person, Samann Loh Mei Lin. These 900,000 shares were in turned obtained by from Avanta (BVI) on January 23, 2024 in return for consideration of $198,000.

The Company’s proposed initial public offering had placed a financial burden on the controlling shareholder of the Company, Lee Siew Yian and as a result, she had to dispose a portion of their ownership of the Company to meet their personal financial needs via Avanta (BVI), as well as to be able to continue funding the operation of the Company to the extent that they need to.

The Resale Shareholders did not acquire the shares under circumstances that would indicate that they were receiving compensation from the Company or that the Company had any financial interest in the sale of these shares.

Factor 2: How Long the Resale Shareholders Have Held the Shares

The shares to be registered have been issued since the inception of the Company. The shares were disposed by Avanta (BVI) and the Original Holders for reasons described above. The current Resale Shareholders acquired their shares in transactions with existing stockholders and not from the Company. Even though the Resale Shareholders have held their shares for less than one year, such Resale Shareholders cannot be assured that the initial public offering would have been approved and/or completed. Further, although the Registration Statement covers all of the shares of the Company owned by the Resale Shareholders, the Company believes that the period of time that each Resale Shareholder will have held the shares and have borne the economic and market risk of such ownership, together with the additional factors described herein, evidences that each Resale Shareholder is acting for its own behalf and is not acting as a statutory underwriter.

Factor 3: Relationship with Company

The Resale Shareholders all acquired their respective shares from the Original Holders for his or her own investment purpose and under own account. None of the Resale Shareholders are institutional investors, or engage in the trading of securities as in the ordinary course of business. To the Company’s knowledge, at no time has the Resale Shareholders been affiliated with or acted as securities broker-dealers or representatives thereof.

None of the Resale Shareholders have been affiliated with the Company in any way. They are all unrelated third parties. The consideration of the Resale Shares from the Resale Shareholders are standalone investment decisions as evidenced by arms-length negotiations between the controlling shareholder and the Original Holders, and between the Original Holders and the Resale Shareholders. Such negotiations between the Original Holders and the Resale Shareholders lasted several weeks and the amount of shares ultimately purchased by the Resale Shareholders and the considerations was based solely on the negotiations and the investment decisions made by the Resale Shareholders.

Furthermore, the Company is neither aware of any evidence that the Resale Shareholders had any plan to act in concert with a third party to effect a distribution of the Resale Shares. Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods”. The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Resale Shareholders that have or are currently intended to take place if the Registration Statement is declared effective.

For this reason and the discussions above, the Company believes the Resale Shareholders did not acquire their shares with a view to distribution and thus should not be viewed as “underwriters” in connection with the Offering of the Company.

Factor 4: Whether the Resale Shareholders are in the business of underwriting securities

The Resale Shareholders are all natural persons or investment holdings that are wholly-owned by natural persons who do not engage in the business of trading or underwriting of securities. Furthermore, the Resale Shareholders have not entered into any underwriting relationships with the Company, or have any contractual, legal or other relationship with the Company that would control the timing, nature or amount of resales of the Resale Shares or even whether any Resale Shares will be resold at all under the Registration Statement.  The Resale Shareholders will receive no commission or other payment from the Company for Resale Shareholders’ sale of Resale Shares in the open market, and the Company will receive no portion of the proceeds from any sales of Resale Shares. Therefore, the Company believes that the Resale Shareholders are not in the business of underwriting securities

Factor 5: Whether under All the Circumstances it Appears that the Resale Shareholders Are Acting as a Conduit for the Company

The Company has no contractual, legal or other relationship or obligation with the Resale Shareholders that would control the timing, nature and amount of resales of such Resale Shares following the effectiveness of the Registration Statement or whether such Resale Shares will be resold at all by the Resale Shareholder under the Registration Statement. The Company has no contracts, commitments, arrangements or understandings with any of the Resale Shareholders to carry out any transaction in the Resale Shares. In addition, at the time of acquisition of the Resale Shares, to the Company’s knowledge, none of the Resale Shareholders had any agreements or understandings, directly or indirectly, with any person to distribute such Resale Shares.

Conclusion

For the foregoing reasons, the Company believes that the Resale Shareholders, are not and should not be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the sale of the shares in the proposed offering. The Resale Shareholder did not acquire the Resale Shares under circumstances that would indicate that they were receiving compensation from the Company in connection with the Resale Shares or that the Company had any financial interest in the sale of the Resale Shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Resale Shareholders are not in the business of underwriting securities. In light of these circumstances and the others described herein, we respectfully submit that the Resale Shareholders are not acting as the underwriters on behalf of, or as a conduit for, the Company.

2.	Please revise your registration statement to identify the selling shareholders and provide all the appropriate information required by Item 507 of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have revised our registration statement to identify the selling shareholders and provide all the appropriate information required by Item 507 of Regulation S-K.

Part II. Information Not Required in Prospectus, page II-1

3.	Please revise to provide the undertakings required by Item 9 of Form F-1 and Item 512(a) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have revised our Form F-1/A to provide the undertakings required by Item 9 of Form F-1 and Item 512(a) of Regulation S-K.

Signatures, page II-4

4.	We note that your registration statement is not signed by at least a majority of your board members. Please revise to include all appropriate signatures as described in Instruction 1 to Signatures of Form F-1.

RESPONSE: We respectfully advise the Staff that we have revised our Form F-1/A to include all appropriate signatures as described in Instruction 1 to Signatures of Form F-1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhuo Wang
Zhuo Wang
Chairman

4